ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
November 2, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Consolidated), dated July 28, 2005;

2. 1st Quarter FY March 2006 Financial Results dated July 28, 2005;

3. Quarterly Business Report for the First Quarter of Fiscal Year 2005;

4. Press release dated September 16, 2005 and entitled "Notice Concerning Merger with a Consolidated Subsidiary";

5. Press release dated September 16, 2005 and entitled "Notice Concerning Modification of Organization and Changes in Corporate Vice Presidents";

6. Press release dated October 14, 2005 and entitled "Revision of Interim and Full Year Financial Results Forecasts for the Fiscal Year Ended March 31, 2006"; and

7. Brief Description of Japanese Language Documents.

dlw 11/7

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the First Quarter ended June 30, 2005 (Consolidated)

July 28, 2005

Nomura Research Institute, Ltd.
(URL http://www.nri.co.jp/)

(Code Number: 4307
Tokyo Stock Exchange, First Section)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer

Tel.: (045) 333-8100

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(2) Change in the accounting method compared to the most recently released consolidated report: Not applicable.

(3) Changes in application and object of consolidation and equity method: Not applicable.

2. Summary of Business Results (April 1, 2005 through June 30, 2005)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2005	¥60,664 million (13.9%)	¥6,267 million (17.4%)	¥6,804 million (18.0%)	¥3,961 million (15.5%)
Three Months ended June 30, 2004	¥53,245 million (1.0%)	¥5,338 million (25.2%)	¥5,768 million (22.2%)	¥3,430 million (0.5%)
(For reference) Year ended March 31, 2005	¥252,963 million	¥30,159 million	¥30,987 million	¥16,303 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended June 30, 2005	¥88.14	¥88.13
Three Months ended June 30, 2004	¥76.23	¥76.22
(For reference) Year ended March 31, 2005	¥362.30	¥362.29

(Note) The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable quarter of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended June 30, 2005	¥297,229 million	¥228,210 million	76.8%	¥5,082.35
Three Months ended June 30, 2004	¥304,751 million	¥227,504 million	74.7%	¥5,055.68
(For reference) Year ended March 31, 2005	¥317,341 million	¥231,766 million	73.0%	¥5,150.44

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Three Months ended June 30, 2005	¥3,575 million	-¥8,826 million	-¥4,532 million	¥28,937 million
Three Months ended June 30, 2004	-¥2,136 million	-¥3,946 million	-¥1,770 million	¥89,116 million
(For reference) Year ended March 31, 2005	¥27,569 million	-¥81,981 million	-¥3,928 million	¥38,677 million

3. Forecast of Consolidated Business Results (for the year from April 1, 2005 through March 31, 2006)

* *There is no change in the forecast of business results (for the year from April 1, 2005 through March 31, 2006), which was released (on April 27, 2005) with the annual report for the fiscal year ended March 31, 2005.*

File No.82-34673

NRI

1st Quarter FY March 2006
Financial Results

Nomura Research Institute, Ltd.

July 28, 2005

1st Quarter FY2006 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)	1Q FY Mar.2006 (Apr.2005-Jun.2005)	YoY		FY Mar.2005 (Apr.2004 - Mar.2005)
	Amount	Amount	Diff.	Change (%)	Amount
Sales	53,245	60,664	7,419	13.9	252,963
Operating Profit	5,338	6,267	928	17.4	30,159
Net Income	3,430	3,961	530	15.5	16,303
Operating Profit Margin	10.0%	10.3%	0.3P		11.9%
Earnings per Share	JPY 76.23	JPY 88.14	JPY11.90	15.6	JPY 362.30

Percentage of progress

(Unit: JPY million)

	1Q FY Mar.2006 (Apr.2005- Jun.2005)			1H FY Mar.2006 (Forecasts)	FY Mar.2006 (Forecasts)
	Amount	% of Progress (1H)	% of Progress (FY)	Amount	Amount
Sales	60,664	50.6	23.3	120,000	260,000
Operating Profit	6,267	46.4	19.6	13,500	32,000
Net Income	3,961	49.5	20.3	8,000	19,500
Operating Profit Margin	10.3%			11.3%	12.3%
Earnings per Share	JPY 88.14				JPY 433.34

(2) Sales by sector

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)		1Q FY Mar.2006 (Apr.2005-Jun.2005)		YoY		FY Mar.2005 (Apr.2004 - Mar.2005)	
	Amount	share (%)	Amount	share (%)	Diff.	Change (%)	Amount	Share (%)
Financial sector	28,279	53.1	35,187	58.0	6,908	24.4	149,864	59.2
Distribution sector	10,627	20.0	11,195	18.5	567	5.3	43,138	17.1
Other Private sector	10,478	19.7	10,653	17.6	175	1.7	42,668	16.9
Public sector	3,860	7.2	3,628	6.0	(231)	(6.0)	17,291	6.8
Total	53,245	100.0	60,664	100.0	7,419	13.9	252,963	100.0
Nomura Securities Group	13,088	24.6	14,630	24.1	1,541	11.8	67,000	26.5
Ito-Yokado Group	6,891	12.9	8,344	13.8	1,452	21.1	30,597	12.1

*Amounts of less than JPY million were rounded down.

(3)Sales and Operating Profit by segment

System Solution Services

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)		1Q FY Mar.2006 (Apr.2005-Jun.2005)		YoY		FY Mar.2005 (Apr.2004 - Mar.2005)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	16,213	30.4	22,644	37.3	6,431	39.7	89,386	35.3
System Management & Operations	24,015	45.1	25,007	41.2	992	4.1	97,559	38.6
Product Service	4,157	7.8	3,190	5.3	(967)	(23.3)	26,284	10.4
Sales	44,386	83.4	50,842	83.8	6,456	14.5	213,230	84.3
Operating Profit	4,504		5,665		1,160	25.8	24,483	
Operating Profit Margin	10.1%		11.1%		1.0P		11.5%	

Consulting & Knowledge Services

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)		1Q FY Mar.2006 (Apr.2005-Jun.2005)		YoY		FY Mar.2005 (Apr.2004 - Mar.2005)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	8,858	16.6	9,821	16.2	962	10.9	39,733	15.7
Operating Profit	835		601		(233)	(28.0)	5,692	
Operating Profit Margin	9.4%		6.1%		(3.3P)		14.3%	

*Amounts of less than JPY million were rounded down.

(4)Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1Q FY Mar 2005 (Apr 2004 - Jun 2004)	1Q FY Mar 2006 (Apr 2005 - Jun 2005)	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	20,109	30,843	10,733	53.4
System Management & Operations	7,373	4,938	(2,435)	(33.0)
Product Service	4,157	3,190	(967)	(23.3)
System Solution Services	31,641	38,972	7,330	23.2
Consulting & Knowledge Services	7,504	9,277	1,773	23.6
Total	39,145	48,249	9,103	23.3

Order Backlog

(Unit: JPY million)

	At the end of Jun 2004	At the end of Jun 2005	YoY	
	Amount	Amount	Diff.	Change (%)
System Development & System Application Sales	17,360	22,175	4,814	27.7
System Management & Operations	62,729	67,881	5,151	8.2
System Solution Services	80,090	90,056	9,966	12.4
Consulting & Knowledge Services	14,355	15,483	1,128	7.9
Total	94,445	105,540	11,094	11.7

*Amounts of less than JPY million were rounded down.

(5)Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)		1Q FY Mar.2006 (Apr.2005-Jun.2005)		YoY		FY Mar.2005 (Apr.2004-Mar.2005)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	7,166	55.5	11,099	59.0	3,932	54.9	39,804	60.2
System Management & Operations	6,128	32.9	5,454	30.6	(674)	(11.0)	24,245	32.9
System Solution Services	13,294	42.2	16,553	45.2	3,258	24.5	64,049	45.8
Consulting & Knowledge Services	2,011	35.4	2,423	37.6	411	20.4	9,123	36.8
Total	15,306	41.1	18,976	44.0	3,669	24.0	73,173	44.5
(Subcontracting Costs to China)	1,080	7.1	2,062	10.9	982	90.9	6,459	8.8

* Subcontracting costs to China & Percentage in total subcontracting costs

*Amounts of less than JPY million were rounded down.

(6)Cash Flow

	1Q FY Mar.2005 (Apr.2004-Mar.2005)	1Q FY Mar.2006 (Apr.2005-Mar.2006)	YoY		FY Mar.2005 (Apr.2004-Mar.2005)
	Amount	Amount	Diff.	Change(%)	Change (%)
Income before income taxes	5,696	6,560	864	15.2	27,361
Gain/Loss from non-operating activities	(417)	(507)	(89)	21.4	(713)
Extraordinary gain/loss	82	251	168	204.7	2,645
Depreciation and amortization	3,166	3,110	(55)	(1.8)	18,402
Accounts receivable and other receivable, net of advance payments received	5,156	7,731	2,574	49.9	(5,243)
Allowance	(4,657)	(5,689)	(1,031)	22.2	855
Other	644	3,314	2,669	413.9	404
Subtotal	9,671	14,771	5,100	52.7	43,711
Interest and dividends received	361	497	136	37.6	526
Income taxes paid	(12,168)	(11,693)	475	(3.9)	(16,668)
Operating Activities	(2,136)	3,575	5,711	-	27,569
Acquisition of property and equipment	(1,251)	(1,195)	55	(4.5)	(8,051)
Increase in software and other intangibles	(2,717)	(2,029)	688	(25.3)	(9,327)
Subtotal:Capital expenditure	(3,968)	(3,225)	743	(18.7)	(17,379)
Increase in time deposits	-	(45)	(45)	-	(6,148)
Increase in investment securities	(31)	(9,679)	(9,647)	-	(65,872)
Proceeds from sales and redemption of investment securities	3	4,052	4,049	-	6,130
Other	51	70	19	37.9	1,287
Investing Activities	(3,946)	(8,826)	(4,880)	123.7	(81,981)
Free Cash Flow	(6,082)	(5,250)	831	(13.7)	(54,411)
(Free Cash Flow except Cash management purpose investment)	(6,082)	588	6,671	-	15,178
Net repayment of long-term debt	(52)	(60)	(8)	15.4	(1,230)
Purchase of treasury stock	(0)	(1,000)	(999)	-	(2)
Cash dividends paid	(1,718)	(3,472)	(1,754)	102.1	(2,695)
Financing Activities	(1,770)	(4,532)	(2,761)	156.0	(3,928)
Effect of exchange rate changes on Cash and cash equivalents	157	43	(113)	(72.4)	205
Net increase in Cash and cash equivalents	(7,695)	(9,740)	(2,044)	26.6	(58,134)
Cash and cash equivalents at beginning of year	96,812	38,677	(58,134)	(60.0)	96,812
Cash and cash equivalents at end of year	89,116	28,937	(60,179)	(67.5)	38,677
Cash and cash equivalents + Cash Management purpose investment	89,116	104,322	15,206	17.1	108,151

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..

Cash management purpose investment (included in investing activities) are as follows.

Increase in time deposits	-	(45)	(45)	-	(6,148)
Proceeds from sales and redemption of investment securities	-	(9,677)	(9,677)	-	(63,441)
Increase in investment securities	-	3,882	3,882	-	-
(Total)Cash management purpose investment	-	(5,839)	(5,839)	-	(69,589)

*Amounts of less than JPY million were rounded down.

(7)Capital Expenditure

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)	1Q FY Mar.2006 (Apr.2005-Jun.2005)	YoY		FY Mar.2005 (Apr.2004 - Mar.2005)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	737	1,371	634	86.1	8,038
Intangible	2,720	1,985	(735)	(27.0)	9,312
Total	3,457	3,357	(100)	(2.9)	17,351

(8)Depreciation and Amortization

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)	1Q FY Mar.2006 (Apr.2005-Jun.2005)	YoY		FY Mar.2005 (Apr.2004 - Mar.2005)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	1,190	1,341	150	12.7	5,743
Intangible	1,975	1,769	(206)	(10.5)	12,658
Total	3,166	3,110	(55)	(1.8)	18,402

(9)R&D Expenditure

(Unit: JPY million)

	1Q FY Mar.2005 (Apr.2004-Jun.2004)	1Q FY Mar.2006 (Apr.2005-Jun.2005)	YoY		FY Mar.2005 (Apr.2004 - Mar.2005)
	Amount	Amount	Diff.	Change (%)	Amount
System Solution Services	144	255	111	77.3	1,140
Consulting & Knowledge Services	78	211	133	170.7	506
Total	222	466	244	110.2	1,646

*Amounts of less than JPY million were rounded down.

File No. 82-34673

For Fiscal Year 2005

QUARTERLY BUSINESS REPORT FOR THE FIRST QUARTER

April 1, 2005 through June 30, 2005

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- acceptance of order from Japan Post on "Formulation, Maintenance and Operational Support of Investment Trust Brokerage System" (announced on April 25, 2005);
- enhancement of contingency planning for "BESTWAY", a package software for investment trust brokerage (announced on April 28, 2005);
- presentation of the interim "IT Roadmap" on information technology in Japan (announced on May 19, 2005); and
- NRI SecureTechnologies, Ltd. expands its security diagnosis service for websites (commenced on June 10, 2005).

Report on Management Briefing Session

A brief description of "Chinese Market and NRI's Efforts", which was presented at the management briefing session held after the Ordinary General Meeting of Shareholders, is provided.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen, except for per share data)

	For the three months ended June 30, 2003	For the three months ended June 30, 2004	For the three months ended June 30, 2005
Sales	527	532	606
Operating Profit	42	53	62
Current Profit	47	57	68
Net Profit	34	34	39
EPS (Net Profit per Share) (yen)	75	76	88

RESULTS OF OPERATION BY INDUSTRY GROUP AND BUSINESS SEGMENTS

Sales by Industry Group

Breakdown and the amounts of sales for the year in the Company's business by industry group are shown in the form of graph. Comparisons to the amounts of the previous year are also mentioned.

Sales by Business Segments

A brief description of the Systems Solution Services and the Consulting & Knowledge Services is provided. Sales of the Systems Solution Services increased by 6.4 billion yen to 50.8 billion yen. Sales of the Consulting & Knowledge Services increased by 0.9 billion yen to 9.8 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of Systems Solution Services and Consulting & Knowledge Services are shown in the form of graphs.

RESULTS OF OPERATIONS (Consolidated)

Summary Consolidated Statement of Income (Unaudited)

(Millions of yen)

	Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)	Changes
Sales	53,245	60,664	+7,419
Cost of sales	39,924	45,565	+5,640
Gross profit	13,320	15,099	+1,778
Selling, general and administrative expenses	7,981	8,831	+849
Operating profit	5,338	6,267	+928
Non-operating profit and loss	429	536	+107
Current profit	5,768	6,804	+1,035
Extraordinary profit and loss	-72	-243	-171
Net profit before adjustment of taxes, etc.	5,696	6,560	+864
Income taxes, etc.	2,265	2,599	+333
Net profit for the current period	3,430	3,961	+530

Summary Consolidated Balance Sheet (Unaudited)

		(Millions of yen)
	Three months ended June 30, 2004 (As of June 30, 2004)	Three months ended June 30, 2005 (As of June 30, 2005)
Current assets	137,780	119,080
Fixed assets		
Tangible fixed assets	36,147	37,291
Intangible fixed assets	33,242	22,626
Investment and other assets	97,580	118,230
Total fixed assets	166,970	178,148
Total Assets	304,751	297,229
Liabilities		
Current liabilities	32,702	37,238
Fixed liabilities	44,544	31,780
Total Liabilities	77,247	69,019
Shareholders' Equity		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Earned surplus	158,045	170,379
Variance of the estimate of other securities	36,740	25,932
Equity adjustment from foreign currency translation	-677	-495
Treasury stock	-4	-1,006
Total Shareholders' Equity	227,504	228,210
Total Liabilities and Shareholders' Equity	304,751	297,229

Summary Consolidated Statement of Cash Flows (Unaudited)

(Millions of yen)

	Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)	Changes
Cash flow from operating activities	-2,136	3,575	+5,711
Cash flow from investing activities	-3,946	-8,826	-4,880
Cash flow from financing activities	-1,770	-4,532	-2,761
Effect of exchange rate changes on cash and cash equivalents	157	43	-113
Net increase (decrease) in cash and cash equivalents	-7,695	-9,740	-2,044
Cash and cash equivalents at beginning of the period	96,812	38,677	-58,134
Cash and cash equivalents at end of the period	89,116	28,937	-60,179

Outline of the Company (as of March 31, 2005)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

RECEIVED
2005 NOV -7 A 11: 46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Summary Translation]

September 16, 2005

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Corporate Vice Presidents

1. Modification of Organization (effective October 1, 2005)

Major points of modification are as follows:

(1) IT Management Research Department of the Systems Consulting Division will change its name to Process & IT Management Department. The Systems Consulting Division will be composed of five departments and two offices.

(2) Financial Network Promotion Office of the Financial Systems Division will change its name to Financial Systems Business Development Department, Financial Systems Department I to Financial Systems Development Department I, and Financial Systems Department II to Financial Systems Development Department II. The Financial Systems Division will be composed of eleven departments and two offices.

(3) Business Intelligence Department will be established within the Services & Industrial Systems Division. The Services & Industrial Systems Division will be composed of ten departments and two offices.

(4) Sapporo System Development Department of the Advanced Information Technology Division will change its name to Sapporo Package Solutions Technology Department, and Fukuoka System Development Department to Fukuoka Package Solutions Technology Department. The Advanced

Information Technology Division will be composed of eight departments and two offices.

(5) Securities System Management Department will be established within the Quality Management Division. The Quality Management Division will be composed of five departments.

2. Changes in Corporate Vice Presidents (effective October 1, 2005)

The names of 3 Corporate Vice Presidents and their new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Yokoyama
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

NEWS RELEASE

Revision of Interim and Full Year Financial Results Forecasts for the Fiscal Year Ended March 31, 2006

October 14, 2005
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd.(NRI) announced today, it revised the interim and full year financial results forecasts for the fiscal year ended March 31, 2006 (we announced on April 27, 2005).

1.Consolidated Financial Results Forecast for the 1st half fiscal year ended March 31, 2006

(Unit: million Yen)

	Sales	Operating Profit	Net Income
Previous Forecast (A)	120,000	13,500	8,000
Current Forecast (B)	132,500	16,400	10,300
Increase/Decrease (B - A)	12,500	2,900	2,300
Changes (%)	10.4	21.5	28.8
(cf.) Results for the six months ended September 30, 2005	115,167	12,319	6,882

2.Consolidated Financial Results Forecast for the fiscal year ended March 31, 2006

(Unit: million Yen)

	Sales	Operating Profit	Net Income
Previous Forecast (A)	260,000	32,000	19,500
Current Forecast (B)	270,000	34,000	21,000
Increase/Decrease (B - A)	10,000	2,000	1,500
Changes (%)	3.8	6.3	7.7
(cf.) Results for the Year ended March 31, 2005	252,963	30,159	16,303

3. Reasons for revision

System development projects performed strongly overall in the first half, backed by an increase in IT investment in the financial services industry.

In the second half, development expenses in excess of initial projections are expected in large-scale development projects, but sales and profits are also forecast to exceed initial forecasts for the full year.

Based on these circumstances, NRI has decided to revise its forecasts for interim and full year results as described above.

(Note) Sales and profit forecasts in this report are based on information available to management at the time this report was prepared. As such, these forecasts contain risk and uncertainty. Readers should be aware that actual sales and profits may differ from these forecasts.

[For inquiries, please contact:]
Shin Ueoka, Investor Relations
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report

An Extraordinary Report dated September 16, 2005 regarding change in specific subsidiary due to the merger of NRI Data Services, Ltd., a specific subsidiary, with the Company, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-3 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

File No. 82-34673

[Translation]

September 16, 2005

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Merger with a Consolidated Subsidiary

Notice is hereby provided that the Company has resolved at the meeting of the Board of Directors held today, to merge with NRI Data Services, Ltd. (hereinafter "NRI Data Services") effective April 1, 2006, as described below.

Contents

1. Objective of the Merger

The objective of the merger is to further increase business efficiency in order to strengthen the competitiveness of the group of the Company, and to realize the integrated operation of sales and marketing, planning, designing and development and system operation to respond flexibly to the customers' needs.

2. Substance of the Merger

(1) Schedule for the merger

Meeting of the Board of Directors to approve merger agreement:

September 16, 2005

Conclusion of merger agreement:

September 16, 2005

Shareholders' Meeting to approve merger agreement:

The Company:	A Shareholders' Meeting will not be held.(Note)
NRI Data Services:	October 3, 2005

Effective date of the merger:

April 1, 2006 (scheduled)

Registration of the merger:

April 3, 2006 (scheduled)

(Note) Pursuant to the provisions of paragraph 1 of Article 413-3 (regarding simplified mergers) of the Commercial Code of Japan, the Company shall perform the merger without the approval of a Shareholders' Meeting to approve the merger agreement.

(2) Method of the merger

The Company, as an ongoing concern, will absorb NRI Data Services, which will subsequently be dissolved.

(3) Merger ratio

Due to the fact that NRI Data Services, the predecessor company, is a wholly-owned subsidiary of the Company, there shall be no issuance of new shares or increase of capital.

(4) Cash payment upon merger

There shall be no cash payment upon merger.

3. Outline of the Companies Involved (as of March 31, 2005)

(1) Corporate name	Nomura Research Institute, Ltd. (transferee company)	NRI Data Services, Ltd. (predecessor company)
(2) Description of business	Systems solution services and consulting & knowledge services	Operation and monitoring of information system, provision of information and communication system services
(3) Establishment	January 5, 1966	October 1, 1968
(4) Location of head office	6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	129-6, Goudo-cho, Hodogaya-ku, Yokohama, Kanagawa, Japan
(5) Name of representative	Akihisa Fujinuma President, CEO & COO	Ken Ohno President & CEO
(6) Capital	18,600 million yen	1,000 million yen
(7) Number of shares outstanding	45,000,000 shares	2,000,000 shares
(8) Shareholders' equity	200,225 million yen	22,697 million yen
(9) Total assets	292,074 million yen	35,056 million yen
(10) Fiscal year end	March 31	March 31
(11) Number of employees	3,426	670
(12) Main clients	Nomura Holdings, Inc. and others	Nomura Research Institute, Ltd. and others
(13) Major shareholders and shareholding ratio	Nomura Asset Management Co., Ltd.: 19.28% Nomura Facilities, Inc.: 17.16% JAFCO Co., Ltd.: 7.07% Nomura Holdings, Inc.: 5.78% The Master Trust Bank of Japan, Ltd.(trust account): 5.55%	Nomura Research Institute, Ltd.: 100.00%
(14) Main banks	UFJ Trust and Banking Corporation, Sumitomo Mitsui Banking Corporation, Resona Bank, Limited, The Nomura Trust and Banking Co., Ltd. and others	Sumitomo Mitsui Banking Corporation, Resona Bank, Limited and others
(15) Relationship between the parties	Capital	NRI Data Services is a wholly-owned subsidiary of the Company.
	Personnel	Six officers of the Company double as officers of NRI Data Services.
	Business	The Company consigns the operation and processing, etc. of information system to NRI Data Services.

(16) Business results for the last three fiscal years

(in millions of yen)

	Nomura Research Institute, Ltd. (transferee company)			NRI Data Services, Ltd. (predecessor company)		
Fiscal year	2002	2003	2004	2002	2003	2004
Sales	211,573	216,122	229,872	64,258	63,961	66,713
Operating Profit	20,031	19,258	19,131	5,240	6,832	8,039
Current Profit	20,303	20,127	19,743	5,261	6,862	8,050
Net Profit	11,165	14,679	9,180	2,721	4,125	5,193
Net Profit per Share (yen)	243.97	321.70	204.01	1,324.70	2,027.97	2,596.95
Dividend per Share (yen)	20.00	40.00	100.00	—	—	—
Shareholders' Equity per Share (yen)	3,621.87	4,552.08	4,449.51	6,760.02	8,786.38	11,348.76

4. Situation after the Merger

(1) Corporate name

Nomura Research Institute, Ltd.

(2) Description of business

Systems solution services and consulting & knowledge services

(3) Location of head office

6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

(4) Name of representative

Akihisa Fujinuma, President, CEO & COO

(5) Capital

18,600 million yen

(6) Total assets

307,154 million yen (15,080 million yen)

(Note) Calculated based on the amount of total assets as of March 31, 2005. The figure in parentheses is the estimated increase due to the merger.

(7) Fiscal year end

March 31

(8) Effects on business results

As the effective date of the merger is April 1, 2006, the merger will have no effect on the business results for the current period (fiscal year ending March 2006).

The forecast of the business results for the fiscal year ending March 2007 will be released with the announcement of the financial statements, which is scheduled late April 2006.

[Contact]

Mr. Kamioka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp